UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Baskerville Unlimited, LLC d.b.a. VoltCell

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    June 12, 2023

Physical address of issuer
11325 Pegasus Street, Suite W210 , Dallas, TX 75238

Website of issuer
www.voltcellbatteries.com

Name of intermediary through which the Offering will be conducted
Seed At The Table, LLC

CIK number of intermediary
0001808131

SEC file number of intermediary

007-00230

CRD number, if applicable, of intermediary
005548762

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of Raise Amount in SAFE Equity

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital

Type of security offered
Revenue Share Note

Target number of Securities to be offered
400

Price (or method for determining price)
$100.00

Target offering amount
$40,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$120,000.00

Deadline to reach the target offering amount
November 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$57,879.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$9,800.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$9,800.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 30, 2023

FORM C

Up to $120,000.00

Baskerville Unlimited, LLC d.b.a. VoltCell



Revenue Share Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Baskerville Unlimited, LLC d.b.a. VoltCell, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Share Note of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $40,000.00 and up to $120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table, LLC (the "Intermediary"). The Intermediary will be entitled to receive 2% of Raise Amount in SAFE Equity related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$40,000.00	$2,000.00	$38,000.00
Aggregate Maximum Offering Amount	$120,000.00	$6,000.00	$114,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Seed At The Table, LLC will receive 2% of Raise Amount in SAFE Equity in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.voltcellbatteries.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 30, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.voltcellbatteries.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Baskerville Unlimited, LLC d.b.a. VoltCell (the "Company") is a Texas Limited Liability Company, formed on June 12, 2023.

The Company is located at 11325 Pegasus Street, Suite W210 , Dallas, TX 75238.

The Company's website is www.voltcellbatteries.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

VoltCell is a household battery brand specializing in the sale of quality batteries, including AA, AAA, 9V, and more, with a focus on performance, reliability, and affordability, generating revenue through direct sales to consumers and potential distribution partnerships.

The Offering

Minimum amount of Revenue Share Note being offered	400
Total Revenue Share Note outstanding after Offering (if minimum amount reached)	400
Maximum amount of Revenue Share Note	1,200
Total Revenue Share Note outstanding after Offering (if maximum amount reached)	1,200
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	November 30, 2023
Use of proceeds	See the description of the use of proceeds on page 36 hereof.
Voting Rights	See the description of the voting rights on page 44 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do foresee generating revenue in the near future and therefore rely on external financing.

We are a startup Company, and our business model currently focuses on product /supply quality and cash requirements rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately $40,000.00, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Texas on June 12, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the battery industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our battery products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved battery products and thus may be better equipped than us to develop and commercialize battery products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our battery products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide manufacturing for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and/or major battery components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and/or battery component.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact on our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

We depend on third party providers, suppliers, and licensors to supply some of the hardware, software, and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of battery products our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial, or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. At this time, there are no environmental violations of the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Marcus Baskerville and Markee Baskerville who are Co-Founder and Co-Founder of the Company. The Company has or intends to enter into employment agreements with Marcus Baskerville and Markee Baskerville although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Marcus Baskerville and Markee Baskerville or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's long-term business plan.

In order to achieve the Company's long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to fully execute our long-term business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Marcus Baskerville and Markee Baskerville in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Marcus Baskerville and Markee Baskerville die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. The COVID-19 pandemic and quarantine measures have the potential to negatively affect the Company employees in various ways, both in the past and possibly in the future. Here are some potential impacts: **Remote**

Work Challenges: During quarantine periods, employees may be required to work remotely. While this arrangement can be effective for some roles, it can be challenging for others, particularly those involved in manufacturing or physical tasks related to battery production. Remote work may lead to productivity challenges in certain roles. **Supply Chain Disruptions:** Quarantine measures and disruptions in global supply chains can affect the availability of essential materials and components needed for battery production. This can lead to delays in manufacturing and potential production bottlenecks. **Health Concerns:** Employee health and safety are paramount. The pandemic may create concerns among employees about their health and well-being while working on-site. Fear of infection can impact morale and productivity. **Mental Health:** The stress and uncertainty associated with the pandemic can impact employees' mental health. Isolation, anxiety, and burnout can negatively affect their ability to perform effectively. **Travel Restrictions:** If employees need to travel for business purposes, quarantine measures and travel restrictions can complicate or delay essential business activities, such as meeting with suppliers, partners, or customers. A quarantine, as seen during the COVID-19 pandemic, can significantly impact suppliers, their employees, and their ability to fulfill orders for the Company in several ways: **Supply Chain Disruptions:** Quarantine measures can disrupt the supply chain by causing delays in the production and transportation of raw materials and components needed for battery manufacturing. This can lead to shortages and production delays. **Factory Closures:** Suppliers may be forced to temporarily close their factories or reduce production capacity due to government-mandated lockdowns or reduced workforce availability. This can result in a backlog of orders and difficulties in meeting delivery timelines. **Labor Shortages:** Quarantine measures can lead to labor shortages, as employees may be unable to work due to illness, quarantine requirements, or caregiving responsibilities. This can impact a supplier's ability to meet production quotas. **Transportation Challenges:** Restrictions on movement can affect the transportation of goods, both domestically and internationally. This can lead to delays in shipping and increased transportation costs. **Quality Control:** Suppliers may face challenges in maintaining their usual quality control measures when operating with reduced staff or under altered working conditions, which can impact the quality of supplied materials. **Financial Strain:** Suppliers may experience financial strain due to reduced demand, increased costs, and disrupted operations. This could lead to financial instability and potentially impact their ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as metal, wood, chemicals, oil and natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, lithium, cobalt, nickel, and manganese, key manufacturing inputs, have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as [list industries] where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue, and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance, and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change, and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times, and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include [web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services]. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, [international trade] or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers, and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods, and services.

Our business could be affected by disruptions in, or other legal, regulatory, political, or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving, and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be

subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation, and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Revenue Share Note will not be freely tradable until one year from the initial purchase date. Although the Revenue Share Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Share Note. Because the Revenue Share Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Share Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Share Note may also adversely affect the price that you might be able to obtain for the Revenue Share Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

VoltCell is a household battery brand specializing in the sale of quality batteries, including AA, AAA, 9V, and more, with a focus on performance, reliability, and affordability, generating revenue through direct sales to consumers and potential distribution partnerships.

Business Plan

Our company's detailed business plan will be attached as an exhibit to our final Form C before submitting to the SEC.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
AA 8-Pack Batteries	AA 8-Pack Batteries are a popular and versatile power source commonly used in various electronic devices such as remote controls, flashlights, digital cameras, toys, and portable audio players. They are typically cylindrical in shape, featuring a standardized size and voltage output. These batteries offer a reliable and portable energy solution for everyday gadgets and are available in both disposable alkaline and rechargeable NiMH (Nickel-Metal Hydride) variants.	The customers, clients, and end users of AA 8-Pack Batteries are diverse and widespread due to the broad range of applications for these batteries. They encompass a wide demographic and can be segmented as follows: 1. Household Consumers: This is one of the largest customer groups. Household consumers use AA 8-Pack Batteries in various devices like remote controls, wireless keyboards and mice, flashlights, clocks, TV remotes, game controllers, and children's toys. These consumers seek reliable and affordable power sources for their everyday electronics. 2. Photography Enthusiasts: Photographers often use AA batteries to power their digital cameras, especially in professional and amateur photography equipment. They rely on the longevity and consistent performance of AA batteries to capture high-quality images. 3. Parents and Families: Families with children are significant consumers of AA batteries due to the extensive use of batteries in toys, gaming devices, baby monitors, and other kid-friendly gadgets. Parents prioritize battery safety and value for money. 4. Small Businesses: Small businesses and home offices rely on AA batteries for wireless peripherals such as computer mice, keyboards, and cordless phones. These batteries ensure uninterrupted operation in work

		environments. 5. Educational Institutions: Schools, colleges, and universities use AA batteries for various educational tools, including calculators, scientific instruments, and digital devices used in classrooms. 6. Healthcare and Medical Facilities: AA batteries are used in some medical devices, such as thermometers, glucose meters, and certain diagnostic equipment. Healthcare professionals depend on AA batteries for accurate readings. 7. Outdoor Enthusiasts: Campers, hikers, and outdoor enthusiasts use AA batteries in essential gear like flashlights, headlamps, GPS devices, and portable radios during outdoor adventures. Reliability is crucial in remote areas. 8. Industrial and Commercial Users: Some businesses and industries incorporate AA batteries into their operations. For instance, security systems, remote sensors, and industrial equipment often utilize these batteries as backup power sources. 9. Gaming Community: Gamers frequently rely on AA batteries for wireless gaming controllers, ensuring uninterrupted gameplay. Battery life and performance are key considerations. 10. Environmental Advocates: Increasingly, environmentally conscious consumers choose rechargeable AA batteries to reduce waste and minimize the environmental impact of disposable batteries.
CR2032 6-Pack Coin Cell	CR2032 6-Pack Coin Cell	The customers, clients, and

Batteries	Batteries are small, button-shaped batteries commonly used in a variety of small electronic devices and applications. These batteries belong to the CR (Lithium Manganese Dioxide) series and are characterized by their 20mm diameter and 3.2mm height. CR2032 batteries are known for their compact size, long-lasting power, and stable voltage output. They are often used in devices like wristwatches, calculators, remote controls, key fobs, medical devices, and small electronic gadgets.	end users of CR2032 6-Pack Coin Cell Batteries come from various industries and applications. These batteries serve a broad range of electronic devices, leading to a diverse user base: 1. Consumer Electronics Users: Many individuals purchase CR2032 6-Pack Coin Cell Batteries for their personal devices. These customers may include individuals who own digital watches, calculators, hearing aids, remote controls, electronic thermometers, and fitness trackers. 2. Medical Device Users: Patients who rely on medical devices powered by CR2032 batteries are a significant user group. This includes individuals using glucometers, insulin pumps, hearing aids, and various types of medical monitors. Reliability and longevity are critical for these users. 3. Automotive Consumers: People who own vehicles equipped with keyless entry systems, tire pressure monitoring systems (TPMS), or car remotes are clients of CR2032 batteries. These batteries are essential for the functioning of these automotive accessories. 4. IoT Device Owners: Users of Internet of Things (IoT) devices benefit from CR2032 batteries in devices like smart locks, wireless sensors, and environmental monitors. These users may include homeowners, businesses, and industries utilizing IoT technology for various purposes. 5. Gaming Enthusiasts: Gamers who own gaming accessories such as

		wireless controllers for gaming consoles rely on CR2032 batteries to power their devices. These users are often passionate about gaming and require reliable battery performance. 6. Industrial Professionals: Industries and businesses that use CR2032 batteries for remote sensors, security systems, data loggers, and other industrial applications are clients. These users require dependable power sources for critical functions. 7. Online Shoppers: Many users turn to online retail platforms to purchase CR2032 6-Pack Coin Cell Batteries for their convenience and accessibility. These customers may range from individual consumers to businesses and organizations. 8. Environmentalists: Some environmentally conscious consumers opt for rechargeable alternatives to disposable CR2032 batteries to reduce waste and minimize their environmental footprint. These users prioritize sustainability in their choices. 9. Educational and Research Institutions: Academic institutions and research facilities may use CR2032 batteries in scientific equipment and educational tools, making them clients in the educational and research sectors.

VoltCell, LLC anticipates the development and introduction of additional battery products, including AAA, 9V, C, D, and rechargeable batteries, to expand its product line and cater to a wider market. Here's an overview of these anticipated products and their markets: 1. AAA Batteries: Product Description: AAA batteries are smaller cylindrical batteries with a standard diameter, typically used in compact electronic devices such as remote controls, digital cameras, portable audio players, and computer peripherals. They offer a balance of size and power suitable for a wide range of applications. Market: The market for AAA batteries is extensive, serving both residential and commercial customers. These batteries are essential for everyday consumer electronics, including remote controls and wireless devices, making them a staple in households. They are also used in various professional settings, such as in the healthcare sector for medical devices and in the entertainment industry for microphones and headsets. 2. 9V Batteries: Product Description: 9V batteries are rectangular-shaped batteries with a voltage of 9 volts. They are commonly used in various applications, including smoke detectors, wireless microphones, guitar pedals, and certain remote controls. Market: The market for 9V batteries includes both residential and commercial users. Residential users employ these batteries in smoke alarms and household electronics, while commercial users utilize them in professional audio equipment, security systems, and industrial sensors. 3. C Batteries: Product Description: C batteries are cylindrical batteries with a standard diameter and a longer body. They are often used in medium-sized devices such as portable radios, flashlights, and some toys. Market: The market for C batteries serves consumers who require reliable and long-lasting power for devices that fall between smaller AA and larger D batteries in size. These batteries are commonly used in emergency devices, camping equipment, and certain home appliances. 4. D Batteries: Product Description: D batteries are large cylindrical batteries with a standard diameter. They provide substantial power and are used in high-drain devices like large flashlights, boomboxes, and some household appliances. Market: D batteries cater to consumers who need robust and long-lasting power for larger devices. These batteries find applications in both residential and commercial settings, including camping gear, portable radios, and power tools. 5. Rechargeable Batteries: Product Description: Rechargeable batteries are a sustainable and cost-effective solution. They come in various sizes, including AA, AAA, 9V, and more, offering a reusable power source for devices. Rechargeable batteries can be recharged and reused multiple times, reducing waste and long-term costs. Market: The rechargeable battery market is growing as consumers and industries increasingly prioritize sustainability. Rechargeable batteries find applications in numerous sectors, including residential use (e.g., wireless gadgets), commercial use (e.g., professional photography equipment), and industrial use (e.g., renewable energy systems). The market is driven by the need for eco-friendly power solutions and long-term savings. Using Proceeds of the Offering: VoltCell, LLC will utilize the proceeds of the offering to support the development, manufacturing, and introduction of these anticipated battery products (AAA, 9V, C, D and Rechargeable Batteries). The funds raised may be allocated to research and development, production setup, quality assurance, marketing, and distribution efforts for these new products. By expanding its product line to include AAA, 9V, C, D, and Rechargeable Batteries, VoltCell aims to capture a broader market share and meet the diverse needs of consumers, businesses, and industries that rely on batteries for various applications. These additions to the product portfolio align with VoltCell's mission to provide high-quality, reliable, and affordable battery solutions to its customers.

We offer our battery products via our online website and through the following websites: www.amazon.com and www.voltcellbatteries.com

Competition

The Company's primary competitors are Duracell, Energizer, and Amazon Basics Batteries.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. VoltCell is positioned in the battery industry due to its status as a black-owned company, offering a distinct perspective and approach to the market. Here's how VoltCell is well-positioned: 1. Diversity and Inclusion: VoltCell's status as a black-owned business stands out in an industry that has traditionally lacked diverse representation. This positioning aligns with the growing importance of diversity and inclusion in corporate and consumer decision-making. It can attract consumers who want to support minority-owned businesses. 2. Market Niche: VoltCell can leverage its status as a minority-owned business to target specific market niches. There is a growing demand for products from businesses that promote social responsibility and equality. VoltCell's commitment to these values can resonate with consumers seeking to make socially conscious choices. 3. Community Engagement: VoltCell has the opportunity to engage with and contribute to the communities it serves. It can participate in initiatives and partnerships that support education, empowerment, and economic development within underserved communities, further strengthening its brand and impact. 4. Differentiated Brand Identity: Being the only black-owned company in the battery space provides VoltCell with a different selling point. This distinct identity can help it stand out in a crowded market and attract customers who want to support diverse businesses. 5. Supplier Diversity: Many organizations and government agencies are increasingly prioritizing supplier diversity as part of their procurement strategies. VoltCell can benefit from this trend by becoming a preferred supplier for entities committed to supporting minority-owned businesses. 6. Access to Funding and Support: As a minority-owned business, VoltCell may have access to various funding opportunities, grants, and support programs aimed at promoting minority entrepreneurship. These resources can facilitate growth and expansion. 7. Global Reach: In an increasingly interconnected world, VoltCell's message of diversity and inclusion can resonate globally. It has the potential to become a recognized brand not only in the United States but also in international markets that value diversity. Overall, VoltCell's position as the only black-owned company in the battery industry provides a strong foundation for growth and success. By effectively leveraging this stated identity, VoltCell can make a positive impact on the industry while catering to the evolving needs and values of consumers and organizations alike.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. There has not been any noted shortages in recent years or expected this year. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

Our customers are diverse individuals from various demographic backgrounds, spanning across the United States. VoltCell's commitment to inclusivity and accessibility ensures that our products meet the battery needs of: Demographic Information: Our customers represent a wide range of age groups, including tech-savvy millennials, working professionals, families, and seniors. They come from various ethnicities, cultures, and backgrounds, reflecting the rich diversity of our society. Geographical Reach: While our initial focus is on serving customers in the United States, VoltCell aspires to extend its reach and impact global. Our batteries are designed to cater to the needs of individuals living in urban centers, suburban areas, and rural communities throughout the region and overseas. We believe in providing reliable, affordable, and sustainable battery solutions to a broad spectrum of consumers, ensuring that everyone has access to high-quality power sources that meet their daily and specialized electronic needs.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
98076055	Batteries	VoltCell	July 7, 2023	-	United States
98091159	Batteries	Volty the Voltaraptor	July 19, 2023	-	United States

Governmental/Regulatory Approval and Compliance

We sell lithium batteries in the United States, which requires compliance with several regulations to ensure safety and environmental responsibility. Key regulations and requirements include: 1. Transportation Regulations (UN38.3): Lithium batteries are considered dangerous goods when shipped or transported. Compliance with the United Nations (UN) Manual of Tests and Criteria, commonly known as UN38.3, is mandatory for the transportation of lithium batteries. This regulation covers various safety tests and requirements to prevent accidents during shipping. 2. Shipping and Packaging Regulations (IATA, IMDG, DOT): Depending on the mode of transport (air, sea, road), different regulations apply. The International Air Transport Association (IATA), International Maritime Dangerous Goods (IMDG) Code, and the U.S. Department of Transportation (DOT) have specific requirements for packaging, labeling, and documenting shipments of lithium batteries. 3. Consumer Product Safety Commission (CPSC): In the United States, lithium batteries used in consumer products must meet safety standards set by the CPSC. This includes regulations related to overheating, short-circuiting, and other safety hazards. Compliance with these standards is crucial for products intended for consumer use. 4. Federal Aviation Administration (FAA): When shipping lithium batteries by air, adherence to FAA regulations is vital. These regulations include packaging and labeling requirements to prevent fires or explosions during air transport. 5. International Trade and Import/Export Regulations: Our lithium batteries are imported, and we must comply with international trade regulations and customs requirements. Import declarations are necessary. 6. Labeling and Marking: We must have proper labeling and marking of our lithium battery products. This includes providing information about the battery type, voltage, capacity, and safety warnings.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

Other

The Company's principal address is 11325 Pegasus Street, Suite W210 , Dallas, TX 75238

The Company has the following additional addresses:

The Company conducts business in .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,000	5.00%	$6,000
Campaign marketing expenses or related reimbursement	10.00%	$4,000	5.83%	$7,000
General Marketing	7.50%	$3,000	4.17%	$5,000
Manufacturing	65.00%	$26,000	75.00%	$90,000
General Working Capital	12.50%	$5,000	10.00%	$12,000
Total	**100.00%**	**$40,000**	**100.00%**	**$120,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The conditions under which a company can change the use of proceeds: 1. Regulatory Compliance: Changes to the use of proceeds may be necessary to ensure compliance with regulatory requirements. If the company discovers that its original plan violates securities laws or other regulations, it may need to alter the use of proceeds to remain in compliance. 2. Fulfillment of Stated Objectives: If the company has achieved its stated objectives or milestones sooner than anticipated, it may seek to reallocate funds to new projects or initiatives that align with its long-term goals. 3. Financial Necessity: In cases of financial distress or unforeseen financial challenges, the company may need to redirect funds to address immediate financial needs or obligations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Marcus Baskerville

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Operating Officer Start Date: 6/12/2023 End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Campus Principal, Nova Academy August 2022- Current ● Providing leadership and direction to staff with regard to campus success, including curricular and extra-curricular activities. ● Organization and maintenance of systems for accurate and complete record-keeping and reporting for all student activities, attendance and records as required by law. ● Coordination of the work of school staff and campus leaders to develop and implement instructional programs and teaching practices. ● Organize and conduct meetings and events with campus teachers for the best instructional practices. Principal Occupation: Administrator, Garland Classical Academy August 2020-July 2022 ● Facilitation and management state and local testing programs. ● Providing leadership and direction to staff with regard to the ongoing evaluation and improvement of educational programs, including curricular and extra-curricular activities. ● Organization and maintenance of systems for accurate and complete record-keeping and reporting for all student activities, attendance and records as required by law. ● Coordination of the work of school staff and school district program leaders to develop and implement instructional programs and teaching practices. ● Organize and conduct meetings and events with teachers for continuing development of instructional techniques.

Education

Education: ● Texas A&M Commerce/Doctorate of Educational Administration/February 2012 – Present ● University of Phoenix/Master of Arts in Education/Administration and

Supervision/December 2008 – August 2010 ● University of Texas at Arlington/Bachelor of Science in Exercise Science /August 2000 – August 2004 ● Tarrant County College/Associate of Arts in General Studies/August 1997 – May 2000 Licenses/Certification: ● CompTIA's Network+ N10-006 ● CompTIA A+ 220-901 ● CompTIA A+ 220-902, and ● CompTIA SY0-401: Security+ which validates technical competency in networking administration and support. ● Texas Principal Certification (EC-12) ● Texas Special Education Certification (EC-12) ● Texas Generalist Certification (4-8) ● Instructional Leadership Development Certification (ILD) ● Texas Teacher Evaluation and Support System (T-TESS) ● Texas Superintendent Certification- Cleared to take the certification test

---

Name

Markee Baskerville

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Executive Officer Start Date: 6/12/2023 End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Executive Director, The K16 Ready Society, Inc, d.b.a. Texas Initiative Programs January 2014-Present • Essential job functions consist of providing executive leadership and support to all TIPS leadership and staff. • To provide services to referred clients with juvenile justice and mental health problems within contracted Counties. • To have a working knowledge of Federal, State, County, and local rules and regulations for services provided. • To have a strong knowledge of the day-to-day operations of the program's services, as it relates to contract compliance, service delivery, and the client intake/referral process for Advocacy/Mental Health Services.

Education

Education: ● Capella University/PhD in Public Safety, Specialization in Criminal Justice/Expected: TBD ● University of Phoenix/M.S. in Administration of Justice and Security/2011 ● University of Texas at Arlington, Arlington, Texas/B.A. in Criminology and Criminal Justice: Areas of Concentration: Criminology, Criminal Justice, Psychology/2002 ● Tarrant County College/Associates in Arts, Areas of Concentration: Criminal Justice/2000 Licenses/Certification: ● Certified Mandt Instructor: Building Healthy Relationships, Communications, and Conflict Resolution - 2021-2023 ● Certified Notary Signing Agent- 2022 ● Commissioned Notary Public- 2019-2023

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas and United States .

CAPITALIZATION AND OWNERSHIP

Attention for Attorney: Regulators are focused on section 201(m) of the Rule. Please ensure there is proper discussion of all aspects.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	n/a
Amount outstanding	$0.00
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Type of debt	n/a
Name of creditor	n/a
Amount outstanding	$0.00
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Co-Founders: The company was founded by Marcus and Markee Baskerville, who are the principal owners and who both hold a 50/50 equity stake in VoltCell. As co-founders, they play a central role in the company's management and decision-making.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Marcus Baskerville	50.0%
Markee Baskerville	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: Inventory. We do not anticipate generating revenue until November 2023.

VoltCell: The Company intends to improve profitability in the next 12 months through a strategic approach that includes: 1. Expansion of Product Portfolio: We plan to introduce new battery products, including AAA and rechargeable batteries, to diversify our offerings and capture a broader market share. 2. Market Penetration: We will focus on expanding our market reach by targeting new geographical regions and online marketplaces, including Amazon, to increase sales and revenue. 3. Operational Efficiency: Streamlining our manufacturing and supply chain processes to reduce production costs and improve overall operational efficiency. 4. Marketing and Branding: We will invest in targeted marketing and branding efforts to increase brand awareness and customer loyalty, including participation in initiatives such as the Amazon Black Business Accelerator. 5. Customer Engagement: Enhancing customer engagement through improved customer service and loyalty programs to retain existing customers and encourage repeat purchases. 6. Cost Management: Continuously monitoring and optimizing our cost structure to ensure that expenses are in line with revenue growth. By implementing these initiatives, we aim to achieve sustained profitability within the next 12 months while providing high-quality battery products to our customers.

Liquidity and Capital Resources

Effect of Proceeds on Operations and Liquidity (at $40,000): With an injection of $40,000 in proceeds from the Offering, VoltCell will experience several positive effects on its operations and liquidity: 1, Increased Product Portfolio: We will have the financial resources to expand our product portfolio, including introducing new battery products like AAA and rechargeable batteries. This diversification will enhance our revenue streams. 2. Market Expansion: The funds will support our efforts to penetrate new markets and reach a broader customer base. This expansion will result in increased sales and revenue generation. 3. Operational Efficiency: Investment in operational improvements and supply chain optimization will lower production costs, thereby increasing profitability. 4. Marketing and Branding: We can allocate resources to marketing and branding initiatives, raising brand awareness and attracting more customers. 5. Customer Engagement: Enhanced customer engagement through improved customer service and loyalty programs will foster repeat business and customer retention. 6. Cost Management: The capital will aid in monitoring and managing costs, ensuring expenses align with revenue growth.

Effect of Proceeds on Operations and Liquidity (at $120,000): With an infusion of $120,000 in proceeds from the Offering, VoltCell's operations and liquidity will experience even more significant positive effects: 1. Product Development: We can accelerate product development, introducing a wider range of battery products such as AAA, rechargeable batteries, and additional variations. This diversification will strengthen our competitive position. 2. Market Domination: The increased capital allows us to dominate existing markets and expand into new regions or online platforms, further boosting revenue. 3. Optimized Operations: Investment in operational enhancements will lead to greater cost efficiencies, ultimately driving higher profitability. 4. Marketing Excellence: We can invest more aggressively in marketing and branding, becoming a more recognized and trusted name in the battery industry. 5. Customer-Centric Approach: With additional funds, we can implement advanced customer engagement strategies and loyalty programs, solidifying our customer base. 6. Robust Cost Control: The capital infusion will support rigorous cost control measures, ensuring that our cost structure remains in alignment with revenue growth. In both scenarios, the proceeds from the Offering will significantly enhance our operations and liquidity, positioning VoltCell for sustainable growth and profitability. The larger investment at $120,000 provides even more substantial resources to drive these positive changes.

The Company has the following sources of capital in addition to the proceeds from the Offering: The co-founders of VoltCell have taken an initial investment of $15,000 from their own resources to kickstart the company's operations. In addition to this self-funding, the co-founders are considering securing a line of credit worth $25,000 to further support the company's financial needs. This combined capital infusion will provide VoltCell with the necessary financial foundation to pursue its growth strategies, develop products, and penetrate the market effectively.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,200 of Revenue Share Note for up to $120,000.00. The Company is attempting to raise a minimum amount of $40,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 30, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $120,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined by calculating the price per revenue share note with VoltCell wanting to raise $120,000 and the minimum investment amount is $100, the following formula was utilized: Price per Revenue Share Note = Total Amount to Raise / Number of Revenue Share Notes In this case: Total Amount to Raise = $120,000 Minimum Investment Amount per Investor = $100 Calculating the number of revenue share notes: Number of Revenue Share Notes = Total Amount to Raise / Minimum Investment Amount per Investor Number of Revenue Share Notes = $120,000 / $100 Number of Revenue Share Notes = 1,200 So, VoltCell would issue 1,200 revenue share notes to raise $120,000. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Seed At The Table, LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of Raise Amount in SAFE Equity.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

The material terms of the Security are as follows:

A revenue share note with a 5-year cap. Here's a description of the type of security being offered: 1. Debt Characteristics: Yield: A revenue share note with a 5-year cap to provide investors with a yield or return on their investment. This yield will be a percentage of the company's future revenue. This will represents a periodic payment to investors. Maturity: The 5-year cap refers to the maximum duration of the investment. Unlike traditional debt securities with fixed maturity dates, revenue share notes are structured with a cap on the total payments made to investors, which occurs within a 5-year timeframe. 2. Equity Characteristics: Ownership: Investors in revenue share notes do not have ownership shares or equity in the company. They do not possess voting rights or direct control over the company's decision-making processes. Revenue-Based Returns: Returns to investors are directly tied to the company's revenue. This characteristic aligns with equity investments, where returns are contingent on the company's financial performance. 3. Rights and Obligations: Payment Priority: Revenue share note investors typically have a priority right to receive payments from the company's revenue before other equity stakeholders. They are among the first to receive returns, providing some security in terms of revenue distribution. No Collateral: Revenue share notes are unsecured debt instruments, meaning there is usually no collateral backing the investment. Investors rely on the company's ability to generate revenue for returns. Limited Control: Investors in revenue share notes generally have no control and limited influence over the company's operations or decision-making. Their involvement is primarily financial. 4. Terms: Terms: The terms of revenue share notes can be customized to suit the needs of both the company and investors. The 5-year cap sets a maximum duration for the note and the percentage of revenue shared, will be up to 17% of the profits the company earns. 5. Variable Payments: Payment Structure: Unlike traditional debt with fixed interest payments, revenue share notes provide variable payments. The amount of each payment is contingent on the company's revenue performance during the note's term.

Voting and Control

The Securities have the following voting rights: The Revenue Share Notes will have no voting rights at present or in the future.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Revenue Share Note upon the following conditions, The conditions under which the Company will have the right to repurchase a Revenue Share Note include: 1. Expiration of the Note: The right to repurchase may become available once the Revenue Share Note reaches its maturity or cap, as specified in the agreement. This is a common condition for repurchase. 2. Performance-Based Trigger: The Company will have the right to repurchase the note if certain performance targets are met, such as achieving a specific revenue milestone or profitability level. 3. Investor Request: The Company to may repurchase the note at the request of the investor, providing a level of flexibility for both parties. 4. Change of Control: If the Company undergoes a change in ownership or control, it may trigger a right to repurchase the note, giving the new owners the option to maintain control over future revenue sharing. 5. Mutual Agreement: The right to repurchase will be subject to mutual agreement between the Company and the investor, allowing for flexibility and negotiation. 6. Financial Distress: If the Company faces financial distress or bankruptcy, the Company may repurchase the note as part of a restructuring or liquidation process. Upon such repurchase, Purchasers are guaranteed a return on their investment of Percentage of Revenue: The return will be based on a percentage of the Company's revenue, similar to the periodic payments made to investors during the term of the note. The Company may repurchase the note by paying the investors a lump sum based on a predetermined percentage of revenue up to the 5-year cap..

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Markee Baskerville
(Signature)

Markee Baskerville
(Name)

Co-Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Marcus Baskerville
(Signature)

Marcus Baskerville
(Name)

Co-Founder and Chief Operating Officer
(Title)

09/07/2023
(Date)

/s/Markee Baskerville
(Signature)

Markee Baskerville
(Name)

Co-Founder and Chief Executive Officer
(Title)

09/07/2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Marcus Baskerville, being the founder of Baskerville Unlimited, LLC d.b.a. VoltCell, a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Marcus Baskerville
(Signature)

Marcus Baskerville
(Name)

Co-Founder and Chief Operating Officer
(Title)

09/07/2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A